

# Candice Johnson · 3rd

Procurement Operations Specialist at Trane Technologies

Columbia, South Carolina Area · 294 connections · **Contact info**

 **Trane Technologies**

 **Darla Moore School Business**

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## Experience



**Procurement Operations Specialist**
Trane Technologies · Full-time
Mar 2020 – Present · 6 mos
Columbia, South Carolina, United States

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**Quirktastic**
3 yrs 8 mos

 **Wild Card Agent**
Aug 2019 – Present · 1 yr 1 mo

 **Promotional Events Coordinator**
Jun 2018 – Aug 2019 · 1 yr 3 mos

Plan and manage promotional events for Quirktastic Media

-Planned 4 events along the east coast to engage the company's community
-Managed team of 5 people to ensure event success      **...see mor**

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### Ingersoll Rand
1 yr 8 mos



### Procurement Operations Specialist
Full-time
Jan 2020 – Mar 2020 · 3 mos
Columbia, South Carolina Area



### Pricing Administrator
Aug 2018 – Jan 2020 · 1 yr 6 mos
Columbia, SC

### Accounts Payable Specialist
ASAP EXPEDITING & LOGISTICS LLC
Oct 2017 – Feb 2018 · 5 mos
Columbia, SC

Managed A/P transactions within a small logistics company by managing invoice volume and processing payments for weekly payment runs.

-Verified incoming bills and invoices to ensure accurate payment transactions.          **…see mor**



### Accounts Payable Specialist
PurePower Technologies, Inc.
May 2017 – Aug 2017 · 4 mos
Columbia, SC

Controlled volume of A/P invoices in a manufacturing setting by organizing incoming invoices, compiling executive approvals, and processing payments for payments runs and month end closes.

**…see mor**

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## Education



### Darla Moore School of Business
Bachelor of Science (B.S.), Corporate Finance
2010 – 2015
Activities and Societies: Epsilon Sigma Alpha, Alpha Kappa Alpha

300 hours of community service completed in Epsilon Sigma Alpha and Alpha Kappa Alpha. Raised $1,500+ for various charities: St. Jude Childrens Research Hospital, Easter Seals

Disability Services, American Heart Association.

## Volunteer Experience

### Financial Coordinator

Peek-A-Boo PrettyGirl Inc.

Nov 2013 – Dec 2018   •   5 yrs 2 mos

Civil Rights and Social Action

-Compiled, organized, and filed financial documents to substantiate business transactions
-Verified and posted details of business transactions and total accounts to computer spreadsheets
-Computed and recorded charges and refunds
-Prepared invoices, checks, account statements, reports and reviewed them for accuracy
-Reconciled bank statements
-Resolves report discrepancies

### Co-Leader/Troop Cookie Manager

Girl Scouts of the USA

Sep 2010 – Present   •   10 yrs

Civil Rights and Social Action

-Prepare and execute badge work and activities for biweekly meetings
-Assist with troop wide event planning
-Effectively communicate with scouts, parents and troop leaders
-Form relationships with scouts, parents, and troop leaders
-Work closely in a group setting to assure troop goals are met



